Exhibit (a)(1)(iv)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
of
TB WOOD’S CORPORATION
at
$24.80 NET PER SHARE
PURSUANT TO THE OFFER TO PURCHASE
DATED MARCH 5, 2007
by
FOREST ACQUISITION CORPORATION
a wholly owned subsidiary
of
ALTRA HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 2, 2007, UNLESS THE OFFER IS EXTENDED.

March 5, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged to act as Information Agent in connection with the offer by Forest Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of TB Wood’s Corporation, a Delaware corporation (the “Company”), at $24.80 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offer to Purchase, dated March 5, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

For your information and for forwarding to your clients for whom you hold shares of Company Common Stock registered in your name or in the name of your nominee or who hold shares of Company Common Stock registered in their own names, we are enclosing the following documents:

1.	Offer to Purchase, dated March 5, 2007;

2.	Letter of Transmittal, including a Substitute Form W-9, for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender shares of Company Common Stock;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates for shares of Company Common Stock and all other required documents cannot be delivered to American Stock Transfer & Trust Company, the Depositary for the Offer (the “Depositary”), by midnight, New York City time, on April 2, 2007 unless the Offer is extended (as extended, the “Offer Expiration Date”);

4.	A form of letter which may be sent to your clients for whose accounts you hold shares of Company Common Stock in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	A letter to stockholders of the Company from Bill Fejes, CEO of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9, dated March 5, 2007, which has been filed with the Securities and Exchange Commission and includes the recommendation of the Board of Directors of the Company that stockholders accept the Offer and tender their Shares pursuant to the Offer;

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding; and

7.	Return envelope addressed to the Depositary.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the Offer Expiration Date a number of shares of Company Common Stock which, together with the shares of Company Common Stock then owned by Parent and Purchaser, represents at least sixty-six and two-thirds percent (66 2/3%) of the shares of Company Common Stock then outstanding determined on a fully diluted basis (including all shares of Company Common Stock which the Company may be required to issue within sixty (60) days following the Offer Expiration Date pursuant to Company stock options or warrants then outstanding that are vested or exercisable or that may become vested or exercisable as a result of the Offer), (b) the expiration of termination of certain governmental and regulatory waiting periods and (c) compliance by the Company with certain financial and business criteria. Please see the Offer to Purchase for more detailed information regarding the conditions to the obligations of Purchaser and the Company to consummate the Offer.

We urge you to contact your clients promptly as possible. Please note that the Offer and any withdrawal rights will expire at Midnight, New York City time, on April 2, 2007, unless the Offer is extended.

The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated February 17, 2007, by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of shares of Company Common Stock pursuant to the Offer and promptly after the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”). The Company will continue as the surviving corporation after the Merger and will be a wholly owned subsidiary of Parent.

The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Company Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law.

Payment for shares of Company Common Stock purchased pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates representing the shares of Company Common Stock tendered or timely confirmation of the book-entry transfer of such shares of Company Common Stock into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such shares of Company Common Stock into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of shares of Company Common Stock pursuant to the Offer. However, Purchaser will, upon request, reimburse brokers, dealers, banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the enclosed materials to their clients.

Any stock transfer taxes applicable to the sale of shares of Company Common Stock to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquires you may have with respect to the Offer or requests for additional copies of the enclosed materials should be addressed to the Information Agent at the address and telephone number set forth on the back cover page of the enclosed Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Enclosures

Nothing contained herein or in the enclosed documents shall render you or any person an agent of Purchaser, the Depositary or the Information Agent or authorize you or any other person to use any document or make any statements on behalf of any of them in connection with the Offer other than the documents enclosed and the statements contained therein.

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